EXHIBIT 12.1

RADNET, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

(unaudited)

	Years Ended
	December 31,
	2017	2016	2015	2014	2013	2012
Earnings:

Pre-tax net income (1)	$26,385	$12,436	$14,645	$3,961	$5,886	$4,377

Less: Equity in earnings of unconsolidated joint ventures	(13,554)	(9,767)	(8,927)	(6,970)	(6,194)	(6,476)

Plus: Distributions from unconsolidated joint ventures	8,690	2,926	7,731	7,358	7,204	6,477

Fixed charges	51,631	54,554	51,717	56,145	54,891	61,352

Total adjusted earnings	$73,152	$60,149	$65,166	$60,494	$61,787	$65,730

Fixed charges:

Interest expense (including debt issue costs amortized to interest expense)	$40,623	$43,455	$41,684	$42,727	$45,791	$53,783

Adjustments to exclude fair value adjustments of cash flow hedges reclassified from OCI to interest expense	–	–	–	–	–	(918)

Write-off of debt issue costs	–	709	–	4,389	–	–

Portion of rent expense representative of the interest factor (2)	11,008	10,390	10,033	9,029	9,100	8,487

Total fixed charges	$51,631	$54,554	$51,717	$56,145	$54,891	$61,352

Ratio of earnings to fixed charges	1.42	1.10	1.26	1.08	1.13	1.07

Additional earnings required to have a one-to-one ratio of earnings to fixed charges	$–	$–	$–	$–	$–	$–

(1)	Excludes net income attributable to non-controlling interests
(2)	Represents 14% of operating lease costs, which approximates the portion that relates to the interest portion based on our estimated incremental borrowing rate